June 12, 2006

Ms. Joyce Sweeney Accounting Branch Chief U. S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 450 Fifth Street, N.W. Washington, DC 20549-0408

Re:	Alaska Pacific Bancshares, Inc. (the “Company”)
Form 10-KSB for the Year Ended December 31, 2005
File No. 000-26003

Dear Ms. Sweeney:

This letter is to acknowledge receipt of your additional comment letter dated May 19, 2006 regarding our Form 10-KSB for the fiscal year ended December 31, 2005. Following is our response to your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows

Comment: We note your response to comment 2 of our letter dated April 27, 2006. As your change in classification of your 2004 cash flows related to loans held for sale is attributable to prior mistakes in the application of SFAS 95, we believe that the reclassification is a correction of an error in previously issued financial statements. Please amend your December 31, 2005 Form 10-KSB to describe the reclassification, characterize it as a correction of an error, and quantify the impact on your operating and investing cash flows. Refer to paragraphs 13 and 37 of APB 20.

Response: We are filing an Amendment No. 2 to Form 10-KSB for the year ended December 31, 2005. In that amendment, with the addition of Note 18 to the financial statements, we describe the reclassification, characterize it as a correction of an error, and quantify the impact on operating and investing cash flows.

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We appreciate your comment and request that you direct any additional questions concerning our response to the undersigned or to Roger K. White, Senior Vice President and Chief Financial Officer.

Sincerely, /s/Craig E. Dahl

Craig E. Dahl President and Chief Executive Officer